

September 7, 2016

Brian S. Higgins
Vice President
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065

> **Re:** **NetSuite Inc.**
> **Schedule TO-T filed August 18th, 2016 by Napa Acquisition Corporation, OC Acquisition LLC, and Oracle Corporation**
> **Correspondence dated August 31, 2016**
> **File No. 005-83718**

Dear Mr. Higgins:

We have reviewed, and continue to review, the above-captioned filing and related correspondence. Based upon our review, we have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

General

1. Rule 13e-3(a)(1) defines the term "affiliate" of an issuer to include a person that, directly or indirectly, "is under common control with such issuer." Rule 12b-2 defines the term "control" – inclusive of the term "under common control with" – to mean "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." Rule 13e-3(a) further provides that "[u]nless [ ] the context otherwise requires, all terms used in this section [ ] shall have the same meaning as in the Act or elsewhere in the General Rules and Regulations thereunder." Please provide us with a legal analysis that explains whether or not Laurence J. Ellison controls NetSuite in light of the following disclosures publicly available within NetSuite's filings made with or otherwise available at the U.S. Securities and Exchange Commission:

- The second risk factor on page 42 of the Quarterly Report on Form 10-Q filed on August 2, 2016 that "Mr. Ellison is able to exercise control over approval of significant corporate transactions . . . .";

- The section of the Schedule 14D-9 titled "*Background of the Transaction*", which explains the transactions committee sought an agreement from Mr. Ellison that, in the event NetSuite terminated the transaction to pursue a superior proposal from a third party, Mr. Ellison would commit to vote or tender the shares beneficially owned by his revocable trust in proportion to the votes or tenders of NetSuites's other shareholders. This section also noted that during the negotiation of this agreement, Mr. Ellison attempted to limit the type of transaction to which he would agree to proportionally vote or tender his shares to only all-cash acquisitions;

- The operating agreement of NetSuite Restricted Holdings LLC, filed as Exhibit 4.4 to NetSuite's amendment to Form S-1 filed on December 17, 2007, which appears to grant Mr. Ellison the power to commit the shares beneficially owned by his revocable trust in any manner with respect to "[a]ny merger, consolidation, recapitalization or reorganization of NetSuite . . ." in which 50% or more of NetSuite's outstanding shares are converted to cash or exchanged for another company's stock; and

- The Tender and Support Agreement filed as Exhibit (e)(5) of the Schedule 14D-9 filed on August 18, 2016, an executed version of which appears with the same date in the Schedule 13D filed on August 12, 2016 identifying Mr. Ellison in the signature page with the title of "Trustee," which individual ostensibly has been authorized to act on "Stockholder" (as that term is used in the agreement) NetSuite Restricted Holdings LLC's behalf in order to provide a signature that appears to have been required to, among other things, grant Parent (as so defined) an irrevocable proxy.

We urge all persons who are responsible for the accuracy and adequacy of the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

You may contact Jennifer López, Attorney Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: James Griffin and Keith Flaum